

July 2, 2009

By U.S. Mail and facsimile

John D. Schiller, Jr.
c/o Juliet Evans
Canon's Court, 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Registration Statement on Form S-3**
> **File No. 333-159894**
> **Filed June 11, 2009**

Dear Mr. Schiller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 15

1. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities. Please see Compliance and Disclosure Interpretations Regulation S-K Question 140.02. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. We note for example that in the corresponding footnote for Union Bancaire Privee Asset Management, LLC, there was no disclosure of the natural person who has the investment power and voting control of the shares. In addition, in the footnote related to Indian Charter Fund, LLP the company failed to disclose the natural person behind Renoma Partners, LLC which has the investment power and voting control of the shares.

2. We note that several sets of selling shareholders have the same last name, or custodian. Please disclose as required by Item 507 of Regulation S-K the number of shares "beneficially owned" by each security holder as that term is defined in Rule 13d-3a. For any shareholder who holds voting or investment power for shares held in another's name, the line item for that shareholder's should reflect the total amount of shares for which that shareholder has beneficial ownership. We note for example that Mr. John Lovoi has the investment power and voting control over shares owned by JVL Global, JVL Global (QP) and Belridge Energy Advisors, but there is no line item for Mr. John Lovoi that reflects the total amount of shares for which he has beneficial ownership.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Yomarie Silva at (202) 551-3636, Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
        T. Mark Kelly (713.615.5531)